SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report to Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2003

Commission File Number:

Origin Energy Limited

(Translation of registrant’s name into English)

Level 39

AMP Centre

50 Bridge Street

SYDNEY NSW 2000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note:  Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)(7): ☐

Note:  Regulation S-T Rule 101(b)(1)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Origin Energy Limited

By:	/s/ William Hundy
Name:	William Hundy
Title:	Company Secretary

Date:  June 18, 2003

* Print the name and title of the signing officer under his Signature.

ASX Release

7 May 2003

Jingemia 1, Extended Production Test Commences, Onshore Perth Basin, Western Australia

Origin Energy Resources Limited*, as operator of Exploration Permit 413 advises that production testing at Jingemia 1 commenced at 0840 hours WST on 6 May following regulatory approvals and the installation of fit for purpose facilities at the Jingemia 1 well site.

The production test has been approved for a period of 3 months during which time the well will be produced at a variety of rates as necessary to acquire information on reservoir performance, confirm the commerciality of the discovery and enable the planning of facilities required for full field development.

During the period of the test the oil produced will be trucked to the BP oil refinery south of Perth for sale.

Participants in EP 413 and Jingemia 1 are as follows:

Origin Energy Developments Pty Limited*	49.189%
Hardman Oil and Gas Pty Ltd	22.376%
AWE (Perth Basin) Pty Ltd	15.245%
Victoria Petroleum NL	5.7685%
Voyager Energy Limited	6.0015%
Pancontinental Oil & Gas NL	1.278%
John Kevin Geary	0.142%

* a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink

General Manager - Exploration

Phone: 07 3858 0676

Email: rob.willink@upstream.originenergy.com.au

ASX Release

13 May 2003

Eremia 1, Onshore Perth Basin, Western Australia Production testing commenced at 1,000 bopd

Origin Energy Resources Limited* advises that the exploration well Eremia 1 operated by ARC Energy NL and located in the onshore Perth Basin Production Licence L1, was perforated and flow tested on 11 May at an initial constrained rate of 1,600 barrels of oil per day (bopd) through a 100/64 inch choke. The well has now commenced a production test and cleanup program at a constrained rate of 1,000 bopd. The initial analysis of the oil recovered is that it is very similar to that from the Hovea Field.

The forward plan is to continue to flow the well at a stable rate of 1,000 bopd for up to four weeks to gather reservoir and operational data to design the most efficient permanent production system for the field. During this evaluation flow period for Eremia, the total production rate for the Hovea and Eremia Fields will be constrained to 5,000 barrels of oil per day.

Participants in L1 and L2 (excluding the Dongara, Mondarra and Yardarino fields), and Eremia 1 are:

Origin Energy Developments Pty Limited*	50.00%
Arc Energy NL (Operator)	50.00%

*	a wholly owned subsidiary of Origin Energy Limited

For further information contact:

Dr Rob Willink

General Manager - Exploration

Phone: 07 3858 0676

Email: rob.willink@upstream.originenergy.com.au

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	14,500

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	$1.76

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	8 May 2003

		Number	+Class
8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	657,616,551	Ordinary

		Number	+Class

9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	11,555,200	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	Securities described in Part 1

(b)

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a) Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

All entities

Fees

43	Payment method (tick one) Cheque attached

Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 14 May 2003
Company Secretary

Print name:	William M Hundy

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

APPENDIX 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

ORIGIN ENERGY LIMITED

ABN

30 000 051 696

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Fully Paid Shares

2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	35,800

3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?	Yes
If the additional securities do not rank equally, please state:
• • •

the date from which they do

the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

5	Issue price or consideration	15,000 @ $1.66 20,800 @ $1.76

6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued as a result of the exercise of Options issued pursuant to the rules of the Origin Energy Senior Executive Option Plan (previously the Boral Limited Senior Executive Option Plan)

7	Dates of entering +securities into uncertificated holdings or despatch of certificates	29 May 2003

		Number	+Class

8	Number and +class of all +securities quoted on ASX (including the securities in clause 2 if applicable)	657,652,351	Ordinary

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (including the securities in clause 2 if applicable)	11,519,400	Options

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	All Shares Participate Equally

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	N/A

12	Is the issue renounceable or non-renounceable?	N/A

13	Ratio in which the +securities will be offered	N/A

14	+Class of +securities to which the offer relates	N/A

15	+Record date to determine entitlements	N/A

16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	N/A

17	Policy for deciding entitlements in relation to fractions	N/A

18

Names of countries in which the entity has +security holders who will not be sent new issue documents

Note: Security holders must be told how their entitlements are to be dealt with.

Cross reference: rule 7.7.

N/A

19	Closing date for receipt of acceptances or renunciations	N/A

20	Names of any underwriters	N/A

21	Amount of any underwriting fee or commission	N/A

22	Names of any brokers to the issue	N/A

23	Fee or commission payable to the broker to the issue	N/A

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	N/A

25	If the issue is contingent on +security holders’ approval, the date of the meeting	N/A

26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	N/A

27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	N/A

28	Date rights trading will begin (if applicable)	N/A

29	Date rights trading will end (if applicable)	N/A

30	How do +security holders sell their entitlements in full through a broker?	N/A

31	How do +security holders sell part of their entitlements through a broker and accept for the balance?	N/A

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	N/A

33	+Despatch date	N/A

Part 3 - Quotation of securities
You need only complete this section if you are applying for quotation of securities

34	Type of securities (tick one)

(a)	Securities described in Part 1

(b)

All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a) Additional securities forming a new class of securities
(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35	If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36

If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories

1 - 1,000

1,001 - 5,000

5,001 - 10,000

10,001 - 100,000

100,001 and over

37	A copy of any trust deed for the additional +securities

(now go to 43)

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought

39	Class of +securities for which quotation is sought

40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities?

If the additional securities do not rank equally, please state:
• the date from which they do
• the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment
• the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment

41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)

		Number	+Class

42	Number and +class of all +securities quoted on ASX (including the securities in clause 38)

(now go to 43)

All entities

Fees

43	Payment method (tick one) Cheque attached

Electronic payment made Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

Periodic payment as agreed with the home branch has been arranged Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1	+Quotation of our additional +securities is in ASX’s absolute discretion. ASX may quote the +securities on any conditions it decides.

2	We warrant the following to ASX.

•	The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

•	There is no reason why those +securities should not be granted +quotation.

•	An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

•	Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

•	We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

•	If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3	We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4	We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:		Date: 30 May 2003
Company Secretary

Print name:	William M Hundy

To	Company Announcements Office	Facsimile	1300 300 021

Company	Australian Stock Exchange Limited	Date	6 May 2003

From	Bill Hundy	Pages	14

Subject	MACQUARIE INFRASTRUCTURE CONFERENCE

Please find attached a copy of a presentation that Managing Director Mr Grant King will deliver at the Macquarie Infrastructure Conference this afternoon.

A copy of this presentation can also be obtained from our website www.originenergy.com.au under the Investor Centre - Presentations section.

Regards

Bill Hundy

Company Secretary

02 9220 6467 - bill.hundy@originenergy.com.au